

Rule 12g3-2 (b) File N° 82-4240

Caracas June 11th, 2003



03022706

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, April 30, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION

Public Offer of Securities

City

Attn. José Luis Vital

Enclose hereto please find one (1) original and three (3) copies of the Certification and Newspaper ad corresponding to the Series III Issuance 2002-I of Commercial Papers at Bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A., for their approval and the corresponding seal of Publicity Authorized by the National Securities Commission.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager. ---

[Letterhead of MANPA]

Caracas, April 30, 2003


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5.534.882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by Minutes of the Board of Directors dated February 22, 2002 do hereby declare that:

The conditions, fashions and other matters for the Third Series of Issuance of Commercial Papers 2002-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Eight Thousand Million Bolivars (Bs.8,000,000,000.00) or its equivalent in U.S. dollars.

Total amount of the Third Series:

Five Thousand Million Bolivars (Bs.5,000,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent.

Valores Vencred, S.A.

This series is represented by a Sole Title amounting to Bs.5,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in charge will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, May 15, 2003.

Maturity Date:

Caracas, September 12, 2003.

Term:

120 days.

Placement price:

At discount.

Yielding:

The corresponding yielding of securities will be set with two (2) days prior the date of beginning the placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012245.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on May 15, 2003 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from May 15, 2003.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2002-I

Authorization given by the National Securities Commission for the present Issuance was registered with the National Securities Registry as of August 7, 2002 as per Resolution No.122-2002 amounting to Bs.8,000,000,000.00 or its equivalent in U.S. dollars and will be in effect for one (1) year from the issuance of the first series.

The General Shareholder's Meeting of Manufacturas de Papel C.A. (MANPA) S.A.C.A. held on April 27, 2001 approved and empowered the Board of Directors to determine the


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

terms and conditions of issuance. The Board of Directors does hereby authorize the Issuance and Public Offer of Commercial Papers in its session No.884 held on February 22, 2002.

On April 30, 2003 MANPA's Corporate Finance Vice-President by means of the powers vested upon him by the Board of Directors as of February 22, 2002 agreed issuance of the present series:

TOTAL SERIES III AMOUNT

Bs.5,000,000,000.00

The present series is represented by a Sole Title amounting to Bs.5,000,000,000.00 that will be in custody at the premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in turn will issue Negotiable Custody Certificates equal to the number of investors owning the series.

The Common Representative of Holders: Venezolano de Crédito, S.A., Banco Universal.

PLACEMENT PRICE: At discount

PLACE AND DATE OF ISSUANCE: Caracas, May 15, 2003

MATURITY DATE: September 12, 2003

TERM: 120 days

PAYMENT WAY: Par value payable at maturity

Yielding: XXXXX yearly Base 360 days

RISK QUALIFICATION

CLASIFICADORES ASOCIADOS S&S, C.A., A RISK-CLASSIFYING COMPANY	Category B; Sub-Category B1
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Category A; Sub-Category A2

Payment place: The par value of these securities will be paid at maturity at MANPA offices situated in avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Phone:901-2335/ 901-2245

The minimum amount of the investment will not be less than One Hundred Thousand Bolivars (Bs.100,000.oo)

In the event a series of Commercial Papers in U.S. dollars is issued and an exchange control is established, the issuer will pay at maturity in U.S. dollars provided that there is a legal market where foreign currency can be acquired. In case there is no such market the issuer will pay in bolivars at the official exchange rate.

PLACEMENT BASED ON BIGGER EFFORTS

PLACEMENT AGENT

VALORES VENCRED CASA DE BOLSA, S.A.

[Vencred's Address]

Request the Issuance Prospectus authorized by the National Securities Commission to the aforementioned Placement Agent. Primary placement will begin on May 15, 2003 with a term of 15 continuous days.

Translator's Note:

At the upper right margin of each folio in Spanish there is a wet seal that reads as follows: "National Securities Commission. 03 April 30 PM 2:24 FILE. RECEIVED."--------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 8th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

COMISION NACIONAL DE VALORES
03 APR 30 PM 2: 24
ARCHIVO RECIBIDO

Caracas, 30 de abril de 2003.

Señores:
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Att.- José Luis Vital

Anexo a la presente sírvase encontrar un (01) original y tres (03) copias de la Certificación y Aviso de Prensa correspondiente a la Serie III de la Emisión 2002-I de Papeles Comerciales al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A.), para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores.*

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corp.



Caracas, 30 de abril de 2003

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 22 de febrero de 2002 declaro:

Las condiciones, modalidades y demás para la Tercera Serie de la emisión de Papeles Comerciales 2002-I son las siguientes:

Títulos:	Papeles Comerciales al Portador
Monto total autorizado de la emisión:	Ocho Mil Millones de Bolívares con 00/100 (Bs. 8.000.000.000,00) o su equivalente en dólares americanos
Monto total de la Tercera serie :	Cinco Mil Millones de Bolívares (Bs. 5.000.000.000,00)
Tipo de colocación:	Colocación a mayores esfuerzos, actuando como agente de colocación Valores Vencred, S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 5.000.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión:	Caracas, 15 de mayo de 2003
Fecha de vencimiento:	Caracas, 12 de septiembre de 2003
Plazo:	120 días
Precio de la colocación:	A descuento

Rendimiento: El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el día de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)

Lugar de pago: El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012245

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 15 de mayo de 2003 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" Emanadas de la Comisión Nacional de Valores.

Plazo de oferta: Quince (15) días continuos a partir del 15 de mayo de 2003.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2002-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 07 de agosto de 2.002 según Resolución No. 122-2002, por un monto de Bs. 8.000.000.000,00 o su equivalente en dólares de los Estados Unidos de América y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 27 de abril de 2.001 aprobó y facultó a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No. 884 celebrada el 22 de Febrero de 2.002.

El Vicepresidente Corporativo de Finanzas de MANPA, el 30 de abril de 2.003, mediante atribuciones conferidas en reunión de Junta Directiva del 22 de febrero de 2.002, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE III
BS. 5.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs.5.000.000.000, oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal, en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

LUGAR Y FECHA DE EMISION: Caracas, 15 de mayo de 2003
FECHA DE VENCIMIENTO: 12 de septiembre de 2003
PLAZO: 120 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

Rendimiento
XXXXX anual
Base 360 días

CALIFICACION DE RIESGO

CLASIFICADORES ASOCIADOS S&S, C. A. SOCIEDAD CALIFICADORA DE RIESGO	Categoría B; Sub-Categoría B1
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C. A.	Categoría A; Sub-Categoría A2

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mìnimo de la inversiòn no podrà ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

En caso de que se emita una serie de Papeles Comerciales en dólares de los Estados Unidos de América y se estableciere un control de cambios, el emisor cancelara a su vencimiento en dólares de los Estados Unidos de América siempre y cuando exista un mercado legal donde se puedan adquirir las divisas. En caso de no existir ese mercado el emisor cancelara en bolívares a la tasa de cambio oficial.

COLOCACION EN BASE A MAYORES ESFUERZOS
AGENTE DE COLOCACION



VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.67.21 al 23

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores al Agente de Colocación antes señalado.La colocación primaria de los títulos se iniciará el 15 de mayo de 2.003, con un plazo de 15 días continuos.


INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, April 30, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION CNV

Present.-

Attn. National Registry of Securities

In compliance with the regulations in effect, enclose please find three (3) counterparts of the following documents belonging to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Restated Financial Statements Consolidated at March 31, 2003.
2. Consolidated Statements of Equity Accounts Movements at March 31, 2003 in restated bolivars.
3. Consolidated Statements of Equity Accounts Movements at March 31, 2002 in restated bolivars.
4. Consolidated Statements of Cash Flows for the term going from January the 1st to March 31st for the years 2003 and 2002, in restated bolivars.
5. Historical Consolidated Financial Statements at March 31, 2003.
6. Consolidated Statements of Movements in Equity Accounts at March 31, 2003 in historical bolivars.


INTERPRETE
PUBLICO

7. Consolidated Statements of Movements in Equity Accounts at March 31, 2002 in historical bolivars.

8. Consolidated Statements of Cash Flows for the term going from January the 1st to March 31st for the years 2002, in historical bolivars.

9. Detail of long-term loans at March 31, 2003.

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

Translator's Note:

At the bottom right margin there is a wet seal that reads as follows: "Its reception does not mean acceptance of its content." --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS STATEMENT RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH 31ST

STATED IN CONSTANT CURRENCY AT MARCH 31st, 2003

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Quarter 2003	1st Quarter 2002
Net sales	56,211,365	56,416,084
OPERATING COSTS AND EXPENSES		
Sales cost	45,902,382	36,838,571
Administration expenses	2,292,156	3,553,910
Sales expenses	5,458,892	7,832,549
OPERATING EARNINGS	2,557,935	8,191,054
OTHER INCOME/ (EXPENSES)		
Others – net	-4,478,056	-3,810,654


INTERPRETE
PUBLICO

INTEGRAL FINANCING INCOME (COST)		
Earned interests	96,658	180,718
Interests expenses	-1,992,089	-3,499,832
Exchange differences – net	-2,830,721	36,581
Monetary earnings	2,210,008	731,816
TOTAL INTEGRAL FINANCING INCOME (COST)	3,145,298	-2,550,717
PROFITS BEFORE INCOME TAX	1,225,177	1,829,683
Income tax provision	860,331	999,791
NET INCOME	364,846	829,892
"EBITDA"(sic.) (INCOME BEFORE INTERESTS, TAXES, DEPRECIATION AND AMORTIZATION)	5,675,310	13,391,036

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST, 2003

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Quarter 2003	1st Quarter 2002
ASSETS		
CURRENT		
Cash and transferable securities	24,782,652	13,142,959
Commercial Accounts Receivable	42,181,755	38,512,481
Other accounts receivable	5,151,621	4,093,806
Inventory	40,432,874	36,143,189
Expenses paid in advance	306,389	396,304

Advances to suppliers	1,508,379	2,443,809
TOTAL CURRENT ASSETS	114,363,670	94,732,548
Investments	14,084,041	27,104,631
NET FIXED ASSETS	384,177,943	361,242,751
Other Assets	1,295,342	1,791,674
TOTAL ASSETS	513,920,996	484,871,604

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

STATED IN CONSTANT CURRENCY AT SEPTEMBER 30, 2002

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Quarter 2003	1st Quarter 2002
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	10,335,000	10,257,761
Current portion of long-term loans	2,812,500	8,905,890
Commercial accounts payable	47,360,540	29,538,766
Other accounts payable	5,889,751	4,593,208
Dividends	279,033	342,833
Others	6,007,870	4,399,562
TOTAL CURRENT LIABILITIES	72,684,694	58,038,020
INCOME TAX PROVISION		
Income tax payable	2,892,031	3,117,921

LONG-TERM LIABILITIES		
Long-term loans	2,625,000	3,771,236
Issued outstanding obligations	2,657,100	-
Severance benefits and Other reserves	8,116,068	8,209,738
Other liabilities	1,863,473	1,733,277
TOTAL LONG-TERM LIABILITIES	15,261,641	13,714,251
TOTAL LIABILITIES	90,838,366	74,870,192
EQUITY	423,082,630	410,001,412
TOTAL LIABILITIES AND EQUITY	513,920,996	484,871,604

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW RESTATED

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST OF THE YEARS 2002 AND 2003

STATED IN CONSTANT CURRENCY AT MARCH 31, 2003

(Stated in thousands of Bs.)

	2003	2002
OPERATING ACTIVITIES:		
Net earnings	364,846	829,892
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation in results from non-consolidated affiliates	620,715	-
Participation minority shareholders, net	753,205	350,677

Removal and use of equipment and industrial parts	183,337	
Profit from selling assets	2,068	-
Provision for investments	908,367	-
Goodwill redemption on share book value of affiliates	20,663	-
Monetary earnings	(2,210,007)	(731,818)
Depreciation	3,117,375	5,049,223
Provision for severance benefits	2,857,455	3,775,051
Changes in current assets and liabilities	11,590,173	6,532,596
Deferred charges and other assets	(20,556)	(35,191)
Payment of severance benefits	(3,332,586)	(3,575,294)
Loss from investments, net	-	2,743,911
Other liabilities and deferred credits	(6,239)	(6,224)
Net cash provided for operating activities	14,848,816	14,932,823
INVESTMENT ACTIVITIES:		
Increase of investments, net		
Additions to properties, plant and equipment net	(758,750)	(581,839)
Sales and withdrawals of properties and equipment, net	531,367	943,593
Net cash provided for investment activities	(227,383)	361,754
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	(822,851)	10,257,761
Reduction of long-term loans	(3,138,840)	(16,404,327)
Cash dividends	-	(6,410,940)
Net cash used by financing activities	(3,961,691)	(12,557,506)
NET INCREASE IN CASH AND CASH EQUIVALENTS		
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	14,122,910	10,405,888


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

AT THE END OF PERIOD	24,782,652	13,142,959

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST

INTERIM PRELIMINARY

(In thousands of Bs.)

	1ST Quarter 2003	1ST Quarter 2002
Net sales	55,354,462	40,856,114
OPERATING COSTS AND EXPENSES		
Sales cost	39,746,210	24,280,623
Administration expenses	2,053,323	2,354,152
Sales expenses	5,338,039	5,630,535
OPERATING INCOME	8,216,890	8,590,804
OTHER INCOME/ (EXPENSES)		
Others – net	-3,245,834	-1,271,992
INTEGRAL FINANCING INCOME (COST)		
Earned interests	94,863	129,629
Interests expenses	-1,942,148	-2,542,903
Exchange differences – net	2,661,720	23,772
TOTAL INTEGRAL FINANCING INCOME (COST)	814,435	-2,389,502
PROFITS BEFORE INCOME TAX	5,785,491	4,929,310
Income tax provision	844,677	725,842

NET INCOME	4,940,814	4,203,468
EBITDA (INCOME BEFORE INTERESTS, TAXES, DEPRECIATION AND AMORTIZATION)	8,965,690	9,876,945

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH 31ST

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Quarter 2003	1st Quarter 2002
ASSETS		
CURRENT		
Cash and transferable securities	24,782,652	9,801,713
Commercial Accounts Receivable	42,181,755	28,721,713
Other accounts receivable	5,151,621	3,053,065
Inventory	35,539,502	24,277,087
Expenses paid in advance	288,855	291,188
Advances to suppliers	1,500,043	1,812,436
TOTAL CURRENT ASSETS	109,444,428	67,957,202
Investments	739,810	3,396,102
NET FIXED ASSETS	33,550,746	37,664,035
Other Assets	1,295,342	1,336,189
TOTAL ASSETS	145,030,326	110,353,528

Juan Antonio Lovera (signed) Illegible.


INTERPRETE
PUBLICO

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

HISTORICAL CONSOLIDATED BALANCE SHEET

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31st

INTERIM PRELIMINARY

(In thousands of Bs.)

	1st Quarter 2003	1st Quarter 2002
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Bank and commercial loans	10,335,000	7,650,000
Current portion of long-term loans	2,812,500	6,641,806
Commercial accounts payable	47,360,540	22,029,325
Other accounts payable	5,835,324	3,425,508
Dividends	279,033	255,677
Others	6,101,236	3,380,975
TOTAL CURRENT LIABILITIES	72,723,633	43,383,291
INCOME TAX PROVISION		
Income tax payable	2,892,031	2,325,273
LONG-TERM LIABILITY		
Long-term loans	2,625,000	2,812,500
Issued outstanding obligations	2,657,100	-
Severance benefits and Other reserves	8,116,068	6,122,632
Other liabilities	9,599,639	10,116,879
TOTAL LONG-TERM LIABILITY	22,997,807	19,052,011

TOTAL LIABILITY	98,613,471	64,760,575
SHAREHOLDER'S EQUITY	46,416,855	45,592,953
TOTAL LIABILITY AND SHAREHOLDER'S EQUITY	145,030,326	110,353,528

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

(Next there is one Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE TERM COMPRISED

BETWEEN JANUARY THE 1ST AND MARCH THE 31ST OF THE YEARS 2002 AND 2003

IN HISTORICAL BOLIVARS

(Stated in thousands of Bs.)

	2003	2002
OPERATING ACTIVITIES:		
Net earnings	4,940,814	4,203,468
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	753,205	261,527
Income from selling assets	1,700	
Income from investments	-	-
Participation in results from non-consolidated affiliates	212,234	-
Goodwill redemption on share book value of affiliates	20,187	499,937
Depreciation	976,299	1,164,226
Provision for severance benefits	2,612,155	2,630,009
Changes in current assets and operating liabilities:		

Changes in current assets and liabilities	7,468,569	3,893,282
Deferred charges and other assets	(20,570)	(27,273)
Payment of severance benefits	(2,503,633)	(2,141,779)
Other liabilities and deferred credits	(29,638)	(29,629)
Net cash provided for operating activities	14,431,322	10,453,768
INVESTMENT ACTIVITIES:		
Sale of properties and equipment	152	503,389
Purchase of property, plant and equipment, net	(531,606)	(660,807)
Net cash used in investment activities	(531,454)	(157,418)
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	135,000	7,650,000
Reduction of long-term loans	(2,174,500)	(10,806,211)
Cash dividends	-	(4,588,018)
Net cash used by financing activities	(2,039,500)	(7,744,229)
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,860,368	2,552,121
CASH AND CASH EQUIVALENTS:		
AT THE BEGINNING OF PERIOD	12,922,284	7,249,592
AT THE END OF PERIOD	24,782,652	9,801,713

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

LONG-TERM LOANS

At March 31, 2003 long-term loans (current portion net) are comprised as follows:	(Thousands of Bs.)
a. Loan from a local bank amounting to Bs.3,000 million. For a two-year	2,062,500

term. Maturity in October 2003.	
b. Loan from a foreign bank amounting to US$3,000 million. For a two-year term. Maturity in November 2002.	750,000
c. Loan from a local bank amounting to Bs.3,000 million. For a two-year term. Maturity in October 2003.	2,625,000
Less current portion	-2,812,500
	2,625,000

Juan Antonio Lovera (signed) Illegible.

Finance Corporate Vice-President.

María Alejandra Maguhn (signed) Illegible.

Corporate Comptroller.---

Translator's Note:

At the bottom right margin there is a wet seal that reads as follows: "National Securities Commission. 03 April 30 PM 2:32 FILE RECEIVED." ---------------------------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 2nd, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31,2003
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

		Retained Earnings		
	Capital stock	Legal Reserve	Undistributed	Total Equity
BALANCES AT DECEMBER 31, 2002	11,470,047	1,095,795	28,940,200	41,476,041
Capital increase	-	-	-	-
Net profit	-	-	4,940,814	4,940,814
Cash dividends	-	-	-	-
BALANCES AT MARCH 31, 2003	11,470,047	1,095,794	33,851,014	46,416,855

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31,2002
IN HISTORICAL BOLIVARS
(Stated in thousands bolivars)

		Retained Earnings		
	Capital stock	Legal Reserve	Undistributed	Total Equity
BALANCES AT DECEMBER 31, 2001	11,470,047	1,095,914	33,411,542	45,977,503
Net profit	-	-	4,203,468	4,203,468
Cash dividends	-	-	(4,588,018)	(4,588,018)
BALANCES AT MARCH 31, 2002	11,470,047	1,095,914	33,026,992	45,592,953

Juan Antonio Lovera
Finances Corporative Vice-President

María Alejandra Maguhn
Corporative Comptroller



HERNANDEZ MORA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31,2003
STATED IN CONSTANT CURRENCY AT MARCH 31, 2003
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of payment of dividends of shares of Manpa or subsidiaries	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2002	22,940,094	77,008,955	171,661,639	91,966	10,003,541	21,976,948	120,177,594	423,860,737
Net income	-	-	-	-	-	364,846	-	364,846
Cash dividends	-	-	-	-	-		-	
Result from holding non-monetary assets	-	-	-	-	-		(1,142,953)	(1,142,953)
BALANCES AT MARCH 31, 2003	22,940,094	77,008,955	171,661,639	91,966	10,003,541	22,341,794	119,034,641	423,082,630

CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS RE-STATED FOR THE PERIOD INCLUDED FROM JANUARY 1 TO MARCH 31,2002
STATED IN CONSTANT CURRENCY AT MARCH 31, 2003
(Stated in thousand bolivars)

	Capital stock	Capital Updating	Updated Net Balance of Retained Earnings for the sole use of future capital increments	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2001	22,940,094	77,008,955	171,661,639	200,063	9,994,907	45,392,028	47,238,717	374,436,403
Net income	-	-	-	-	-	829,892	-	829,892
Cash dividends	-	-	-	-	-	(6,410,940)	-	(6,410,940)
Result from holding non-monetary assets	-	-	-	-	-		41,146,057	41,146,057
BALANCES AT MARCH 31, 2002	22,940,094	77,008,955	171,661,639	200,063	9,994,907	39,810,980	88,384,774	410,001,412

Juan Antonio Lovera
Finances Corporative Vice-President

María Alejandra Maguhn
Corporative Comptroller




MANPA

Caracas, 30 de Abril de 2003.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Estados Financieros Consolidados Reexpresados al 31 de Marzo de 2003.
2. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2003, en Bolívares Reexpresados.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2002, en Bolívares Reexpresados.
4. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de Enero y el 31 de Marzo de los años 2003 y 2002, en Bolívares Reexpresados.
5. Estados Financieros Consolidados Históricos al 31 de Marzo de 2003.
6. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2003, en Bolívares Históricos.
7. Estados Consolidados de Movimientos en las Cuentas de Patrimonio al 31 de Marzo de 2002, en Bolívares Históricos.
8. Estados Consolidados de Flujos de Efectivo para el período comprendido entre el 01 de enero y el 31 de Marzo de los años 2003 y 2002, en Bolívares Históricos.
9. Detalle de los Préstamos a Largo Plazo al 31 de Marzo de 2003.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
Ventas Netas	56.211.365	56.416.084
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	45.902.382	36.838.571
Gastos de Administración	2.292.156	3.553.910
Gastos de Ventas	5.458.892	7.832.549
UTILIDAD OPERACIONAL	**2.557.935**	**8.191.054**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-4.478.056	-3.810.654
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	96.658	180.718
Intereses Gastos	-1.992.089	-3.499.832
Diferencias en cambio - neto	2.830.721	36.581
Ganancia monetaria	2.210.008	731.816
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**3.145.298**	**-2.550.717**
UTILIDAD ANTES DE ISLR	**1.225.177**	**1.829.683**
Provisión ISLR	860.331	999.791
UTILIDAD NETA	**364.846**	**829.892**
EBITDA (UTILIDAD ANTES INTERESES, IMPUESTOS, DEPRECIACION Y AMORTIZACION)	**5.675.310**	**13.391.036**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	24.782.652	13.142.959
Cuentas por Cobrar Comerciales	42.181.755	38.512.481
Otras Cuentas por Cobrar	5.151.621	4.093.806
Inventarios	40.432.874	36.143.189
Gastos Pagados por Anticipado	306.389	396.304
Anticipo a Proveedores	1.508.379	2.443.809
TOTAL ACTIVO CIRCULANTE	**114.363.670**	**94.732.548**
Inversiones	14.084.041	27.104.631
ACTIVO FIJO NETO	**384.177.943**	**361.242.751**
Otros Activos	1.295.342	1.791.674
TOTAL ACTIVOS	**513.920.996**	**484.871.604**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO REEXPRESADO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	10.335.000	10.257.761
Porción Circulante Préstamos Largo Plazo	2.812.500	8.905.890
Cuentas por Pagar Comerciales	47.360.540	29.538.766
Otras Cuentas por Pagar	5.889.751	4.593.208
Dividendos	279.033	342.833
Otros	6.007.870	4.399.562
TOTAL PASIVO CIRCULANTE	**72.684.694**	**58.038.020**
PROVISION ISLR		
ISLR por pagar	2.892.031	3.117.921
TOTAL PROVISION ISLR.	**2.892.031**	**3.117.921**
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	2.625.000	3.771.236
Obligaciones emitidas en circulación	2.657.100	-
Prestaciones Sociales y Otras Reservas	8.116.068	8.209.738
Otros Pasivos	1.863.473	1.733.277
TOTAL PASIVO LARGO PLAZO	**15.261.641**	**13.714.251**
TOTAL PASIVO	**90.838.366**	**74.870.192**
PATRIMONIO	**423.082.630**	**410.001.412**
TOTAL PASIVO Y PATRIMONIO	**513.920.996**	**484.871.604**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2003
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado de utilidades retenidas para uso único de pago de dividendos en acciones de Manpa o Subsidiarias	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Resultado por tenencia de activos no mónetarios	Total patrimonio
					Reserva legal	No distribuidas		
SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	77.008.955	171.661.639	91.966	10.003.541	21.976.948	120.177.594	423.860.737
Utilidad neta	-	-	-	-	-	364.846	-	364.846
Dividendos en efectivo	-	-	-	-	-	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(1.142.953)	(1.142.953)
SALDOS AL 31 DE MARZO DE 2003	22.940.094	77.008.955	171.661.639	91.966	10.003.541	22.341.794	119.034.641	423.082.630

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2002
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para uso único de futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas		Resultado por tenencia de activos no monetarios	Total patrimonio
					Reserva legal	No distribuidas		
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	77.008.955	171.661.639	200.063	9.994.907	45.392.028	47.238.717	374.436.403
Utilidad neta	-	-	-	-	-	829.892	-	829.892
Dividendos en efectivo	-	-	-	-	-	(6.410.940)	-	(6.410.940)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	41.146.057	41.146.057
SALDOS AL 31 DE MARZO DE 2002	22.940.094	77.008.955	171.661.639	200.063	9.994.907	39.810.980	88.384.774	410.001.412

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO REEXPRESADOS
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE LOS AÑOS 2002 Y 2003
EXPRESADO EN MONEDA CONSTANTE DEL 31 DE MARZO DE 2003
(Expresados en Miles de Bolívares)

	2003	2002
ACTIVIDADES OPERACIONALES:		
Utilidad neta	364.846	829.892
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación en resultados de afiliadas no consolidadas	620.715	
Participación accionistas minoritarios, neto	753.205	350.677
Retiro y consumo de equipos y partes industriales	183.337	
Pérdida en venta de activos	2.068	-
Provisión para inversiones	908.367	-
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	20.663	
Ganancia monetaria	(2.210.007)	(731.818)
Depreciación	3.117.375	5.049.223
Provisión para prestaciones sociales	2.857.455	3.775.051
Cambios en activos y pasivos circulantes	11.590.173	6.532.596
Cargos diferidos y otros activos	(20.556)	(35.191)
Pago de prestaciones sociales	(3.332.586)	(3.575.294)
Pérdida en Inversiones,neto	-	2.743.911
Otros pasivos y créditos diferidos	(6.239)	(6.224)
Efectivo neto provisto por las actividades operacionales	14.848.816	14.932.823
ACTIVIDADES DE INVERSION:		
Aumento de inversiones, neto		
Adiciones de propiedades, planta y equipo, neto	(758.750)	(581.839)
Venta y retiros de propiedades y equipos, neto	531.367	943.593
Efectivo neto provisto (usado) por las actividades de inversión	(227.383)	361.754
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	(822.851)	10.257.761
Disminución de préstamos a largo plazo	(3.138.840)	(16.404.327)
Dividendos en efectivo	-	(6.410.940)
Efectivo neto usado por las actividades de financiamiento	(3.961.691)	(12.557.506)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	10.659.742	2.737.071
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	14.122.910	10.405.888
AL FINAL DEL PERIODO	24.782.652	13.142.959

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

ESTADO DE GANANCIAS Y PERDIDAS CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
Ventas Netas	55.354.462	40.856.114
COSTOS Y GASTOS OPERATIVOS		
Costo de Ventas	39.746.210	24.280.623
Gastos de Administración	2.053.323	2.354.152
Gastos de Ventas	5.338.039	5.630.535
UTILIDAD OPERACIONAL	**8.216.890**	**8.590.804**
OTROS INGRESOS/(GASTOS)		
Otros - neto	-3.245.834	-1.271.992
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO		
Intereses Ganados	94.863	129.629
Intereses Gastos	-1.942.148	-2.542.903
Diferencias en cambio - neto	2.661.720	23.772
TOTAL INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO	**814.435**	**-2.389.502**
UTILIDAD ANTES DE ISLR	**5.785.491**	**4.929.310**
Provisión ISLR	844.677	725.842
UTILIDAD NETA	**4.940.814**	**4.203.468**
EBITDA (UTILIDAD ANTES INTERESES, IMPUESTOS, DEPRECIACION Y AMORTIZACION)	**8.965.690**	**9.876.945**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

INFORMACION COMPLEMENTARIA

BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
ACTIVO		
CIRCULANTE		
Efectivo y Valores Negociables	24.782.652	9.801.713
Cuentas por Cobrar Comerciales	42.181.755	28.721.713
Otras Cuentas por Cobrar	5.151.621	3.053.065
Inventarios	35.539.502	24.277.087
Gastos Pagados por Anticipado	288.855	291.188
Anticipo a Proveedores	1.500.043	1.812.436
TOTAL ACTIVO CIRCULANTE	**109.444.428**	**67.957.202**
Inversiones	739.810	3.396.102
ACTIVO FIJO NETO	**33.550.746**	**37.664.035**
Otros Activos	1.295.342	1.336.189
TOTAL ACTIVOS	**145.030.326**	**110.353.528**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES



RECIBIDO

INFORMACION COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO HISTORICO
PARA EL PERIODO COMPRENDIDO
ENTRE EL 1 DE ENERO Y EL 31 DE MARZO
INTERINO PRELIMINAR
(En Miles de Bs.)

	1er. Trimestre 2003	1er. Trimestre 2002
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE		
Préstamos Bancarios y Comerciales	10.335.000	7.650.000
Porción Circulante Préstamos Largo Plazo	2.812.500	6.641.806
Cuentas por Pagar Comerciales	47.360.540	22.029.325
Otras Cuentas por Pagar	5.835.324	3.425.508
Dividendos	279.033	255.677
Otros	6.101.236	3.380.975
TOTAL PASIVO CIRCULANTE	**72.723.633**	**43.383.291**
PROVISION ISLR		
ISLR por pagar	2.892.031	2.325.273
PASIVO A LARGO PLAZO		
Préstamos a Largo Plazo	2.625.000	2.812.500
Obligaciones emitidas en circulación	2.657.100	-
Prestaciones Sociales y Otras Reservas	8.116.068	6.122.632
Otros Pasivos	9.599.639	10.116.879
TOTAL PASIVO A LARGO PLAZO	**22.997.807**	**19.052.011**
TOTAL PASIVO	**98.613.471**	**64.760.575**
PATRIMONIO	**46.416.855**	**45.592.953**
TOTAL PASIVO Y PATRIMONIO	**145.030.326**	**110.353.528**

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2003
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2002	11.470.047	1.095.794	28.910.200	41.476.041
Aumentos de capital	-	-	-	-
Utilidad neta	-	-	4.940.814	4.940.814
Dividendos en efectivo	-	-	-	-
SALDOS AL 31 DE MARZO DE 2003	11.470.047	1.095.794	33.851.014	46.416.855

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2001	11.470.047	1.095.914	33.411.542	45.977.503
Utilidad neta	-	-	4.203.468	4.203.468
Dividendos en efectivo	-	-	(4.588.018)	(4.588.018)
SALDOS AL 31 DE MARZO DE 2002	11.470.047	1.095.914	33.026.992	45.592.953

Juan Antonio Lovera
Vicepresidente Corp. de Finanzas

María Alejandra Maguhn
Contralor Corporativo



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
PARA EL PERIODO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE MARZO DE LOS AÑOS 2002 Y 2003
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	2003	2002
ACTIVIDADES OPERACIONALES:		
Utilidad neta	4.940.814	4.203.468
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación accionistas minoritarios, neto	753.205	261.527
Ganancia en venta de activos	1.700	
Utilidad en inversiones	-	-
Participación en resultados de afiliadas no consolidadas	212.234	-
Amortización de exceso de costo sobre el valor en libros acc. de afiliadas	20.187	499.937
Depreciación	976.299	1.164.226
Provisión para prestaciones sociales	2.612.155	2.630.009
Cambios en activos y pasivos operacionales:		
Cambios en activos y pasivos circulantes	7.468.569	3.893.282
Cargos diferidos y otros activos	(20.570)	(27.273)
Pago de prestaciones sociales	(2.503.633)	(2.141.779)
Otros pasivos y créditos diferidos	(29.638)	(29.629)
Efectivo neto provisto por las actividades operacionales	14.431.322	10.453.768
ACTIVIDADES DE INVERSION:		
Venta de propiedades y equipos	152	503.389
Compra de propiedades, planta y equipo, neto	(531.606)	(660.807)
Efectivo neto usado por las actividades de inversión	(531.454)	(157.418)
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (Disminución) en pagarés y sobregiros bancarios	135.000	7.650.000
Disminución de préstamos a largo plazo	(2.174.500)	(10.806.211)
Dividendos en efectivo	-	(4.588.018)
Efectivo neto usado por las actividades de financiamiento	(2.039.500)	(7.744.229)
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	11.860.368	2.552.121
EFECTIVO Y EQUIVALENTES DE EFECTIVO:		
AL INICIO DEL PERIODO	12.922.284	7.249.592
AL FINAL DEL PERIODO	24.782.652	9.801.713

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

PRESTAMOS A LARGO PLAZO

Al 31 de Marzo de 2003, los préstamos a largo plazo (neto de porción circulante) están compuestos como sigue:	(MBs.)
a. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en octubre de 2003.	2.062.500
b. Préstamo de banco extranjero por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en septiembre de 2003.	750.000
c. Préstamo de banco local por un monto total de Bs.3.000 millones. Por un plazo de 2 años. Vence en octubre de 2004	2.625.000
Menos Porción Circulante	-2.812.500
	2.625.000

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas

María Alejandra Maguhn
Contralor Corporativo

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, May 12, 2003.

Citizen

President of the

NATIONAL SECURITIES COMMISSION

Your Office

Attached hereto I enclose advertisements published in two (2) newspapers of major national circulation, corresponding to payment of cash ordinary dividend of five bolivars (Bs.5.00) per share.

Participation that we make pursuant to the provisions of the 2nd Ordinal, Article 4th of the "Regulations Related to Periodical or Occasional Financial Information that Companies which Securities Are Registered with the National Securities Registry Have to Submit."

Sincerely,

Alejandro Delfino T. (signed) Illegible.

Executive President.

Enclose as indicated.

EL NACIONAL No.21438 Monday, May 12, 2003.

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are do hereby notified that the Board of Directors in its meeting No.902 as of April 25, 2003 decided to set the dates for registration and payment of dividend, thus complying with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend of Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of the company, with charge to the Undistributed profit account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the ad in two (2) newspapers of major circulation, that is on May 19, 2003 (limit date for transaction with benefit), payable on the ninth business day following that date, that is, from May 30, 2003 (effective date for registering benefit), in one sole portion.

Dividends will be paid at the business premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities Commission authorized the present publication by official communication No.CNV-OP-083 dated May 6, 2003 pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, May 12, 2003. ---

"EL UNIVERSAL" National Award of Journalism, Design Mention. Award to "SND"(sic) Excellence. Monday, May 12, 2003. Caracas, Venezuela. Year XCIV – No.33.703. Legal Deposit PP-19090IDF43

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are do hereby notified that the Board of Directors in its meeting No.902 as of April 25, 2003 decided to set the dates for registration and payment of dividend, thus complying with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend of Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of the company, with charge to the Undistributed profit account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the ad in two (2) newspapers of major circulation, that is on May 19, 2003 (limit date for transaction with benefit), payable on the ninth business day following that date, that is, from May 30, 2003 (effective date for registering benefit), in one sole portion.

Dividends will be paid at the business premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Securities Commission authorized the present publication by official communication No.CNV-OP-083 dated May 6, 2003 pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, May 12, 2003. ---

Translator's Note: On each of the three (3) pages in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES COMMISSION. 03 May 13 AM10:10. FILE. RECEIVED."---

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 8th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve





Caracas, 12 de mayo de 2003

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Anexo a la presente le remito los avisos publicados en dos (2) diarios de mayor circulación nacional, correspondiente al pago del dividendo ordinario en efectivo de cinco bolívares (Bs. 5,oo) por acción.

Participación que hacemos a usted conforme a lo previsto en el Ordinal 2o. del Artículo 4° de las "Normas Relativas a la Información Financiera Periódica u Ocasional que deben suministrar las Sociedades cuyos Títulos Valores se encuentren en el Registro Nacional de Valores".

Atentamente,

ALEJANDRO DELFINO T.
Presidente Ejecutivo

anexo lo indicado



EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO · PREMIO A LA EXCELENCIA DE LA SND

LUNES 12 DE MAYO DE 2003, CARACAS, VENEZUELA - AÑO XCIV - N° 33.703 - DEPOSITO LEGAL PP-190901DF43


MANPA

Manufacturas de Papel, C.A. (Manpa), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 902 de fecha 25 de abril de 2003, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-OP-083 de fecha 6 de mayo de 2003, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 12 de mayo de 2003

EL NACIONAL

Nº 21.438 LUNES • 12 DE MAYO DE 2003


MANPA

Manufacturas de Papel, C.A. (Manpa), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 902 de fecha 25 de abril de 2003, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-OP-083 de fecha 6 de mayo de 2003, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 12 de mayo de 2003

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, April 29, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION

City.-

Attention: National Securities Registry

Attached hereto please find copy of the account status report of Manufactures de Papel, C.A. (MANPA) S.A.C.A. at Banco Venezolano de Crédito, evidencing that as of March 20, 2003 check No.820610 payable to the National Securities Commission, amounting to Bs.1,940,000 was paid, which corresponds to yearly fee for the year 2003 of Manufactures de Papel, C.A. (MANPA) S.A.C.A., deposited in current account No.0108 0027 0100404726 of the National Securities Commission (CNV) in Banco Provincial.

Unfortunately, the deposit slip was lost. Nevertheless, we are requesting Banco Venezolano de Crédito to issue a certification of the check payable to CNV as well as evidence that it was paid.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

Day	Concept	Reference	Charges	Credits	Balance	CR*
17	CH deposited in B.V.C.	0000000000820588	3,253,380.00			
17	Bank Debit Tax	0000000000820588	32,533.80			
17	CH deposited in B.V.C.	0000000000820614	520,721.00			
17	Bank Debit Tax	0000000000820614	5,207.21			
17	Transfer from Current Account	000001056358101963		3,811,842.01		*
20	Cleared Check	000000000000820610	1,940,000.00			
20	Bank Debit Tax	000000000000820610	19,400.00			
20	Payroll VC97	000000700110302889	74,332,036.90			
20	Bank Debit Tax	000000700110302889	743,320.37			
20	Commission for payroll credit	000001010510302889	4,100.00			
20	Bank Debit Tax	000001010510302889	41,00			
20	D/N Treasury	0000000057487246	10,000.00			
20	Bank Debit Tax	0000000057487246	100,00			
20	D/N Treasury	0000000057487246		150,000,000.00		
20	Transfer to Current Account	00000101275101963	72,951,001,73			*
21	Cleared Check	0000000000205791	200,238.00			
21	Bank Debit Tax	0000000000205791	2,002.38			
21	Cleared Check	0000000000217854	500,595.00			
21	Bank Debit Tax	0000000000217854	5,005.95			
21	Cleared Check	0000000000820608	200,238.00			
21	Bank Debit Tax	0000000000820608	2,002.38			
21	Cashier's Check Branch El Rosal	0000000000820616	2,307,855.00			
21	Bank Debit Tax	0000000000820616	23,078.55			
21	Check Deposited in B.V.C.	0000000000978549	2,117,673.90			
21	Bank Debit Tax	0000000000978549	21,176.74			

Day	Concept	Reference	Charges	Credits	Balance	CR*
21	Transportation Service Custodia Valor	00000011704706344	10,000.00			
21	Bank Debit Tax	00000011704706344	100.00			
21	Check Deposited in B.V.C.	0000000000820615	2,950,000.00			
21	Bank Debit Tax	0000000000820615	29,500.00			
21	Transfer from Current Account	000001056358101963		8,369,465.90		*
24	Dep. Las Delicias Branch	000000000062121718		65,060,053.80		
24	Check Deposited in B.V.C.	000000000000432203	8,000,000.00			
24	Bank Debit Tax	000000000000432203	80,000.00			
24	Cashier's Check Chacao Branch	000000000000805825	77,500.00			
24	Bank Debit Tax	000000000000805825	775.00			
24	Check Deposited in B.V.C.	000000000000432208	35,000,000.00			
24	Bank Debit Tax	000000000000432208	350,000.00			
24	Transfer from Current Account	000001056358101963		43,508,275.00	65,060,053.80	*
25	Cleared Check	0000000000432201	7,000,000.00			

SECURITY LINE TO DUPLICATE CHECK

1,940,000.00

National Securities Commission

One Million Nine Hundred Forty Thousand and no cents

Caracas, March 13, 2003

Non-endorsable

Debit receipt No. (blank)

Concept: Annual fee.

Check No.23820610 Bank: VDC--

Translator's Note:

At the upper right margin of each folio in Spanish there is a wet seal that reads as follows: "National Securities Commission. 03 April 30 PM 2:25 FILE. RECEIVED."--------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 8th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

COMISION NACIONAL DE VALORES

03 APR 30 PM 2:25

ARCHIVO RECIBIDO

Caracas 29 de Abril de 2003.

Señores
COMISION NACIONAL DE VALORES
Ciudad.—

Atención: Registro Nacional de Valores

Anexo a la presente encontrará fotocopia del estado de cuenta de Manufacturas de Papel, C.A. (MANPA) SACA en el Banco Venezolano de Crédito, donde se evidencia que en fecha 20 de Marzo de 2003 fue cobrado el cheque No 820610 a nombre de la Comisión Nacional de Valores por Bs. 1.940.000 correspondiente a la cuota del año 2003 de Manufacturas de Papel, C.A. (MANPA) SACA , el cual fue depositado en la cuenta corriente No 0108 0027 0100404726 de La Comisión Nacional de Valores (CNV) en el Banco Provincial.

Lamentablemente la planilla de depósito se extravió, no obstante estamos solicitando al Banco Venezolano de Crédito una constancia del cheque a nombre de la (CNV) y que el mismo fue pagado.

Sin más que agregar y a su disposición

Atentamente

Leticia Level
Gerente de Planificación Corp.
901 22 45
llevel@manpa.com.ve

COMISION NACIONAL DE VALORES

03 APR 30 PM 2:25

ARCHIVO RECIBIDO

TRAMA DE SEGURIDAD PARA DUPLICAR CHEQUE

1.940.000,00

Comisión Nacional de Valores

Un Millón Novecientos Cuarenta Mil con 00/100

Caracas, 13 de Marzo 03

no endosable

COMPROBANTE DE EGRESO Nº

REF. 20-06-5

NOMBRE (SELLO) DE LA EMPRESA

CUENTA	CONCEPTO	VALOR
	Cuota anual	
	TOTAL Bs.	

EFECTIVO ☐	CHEQUE Nº 23820610	BANCO vdc	FIRMA Y SELLO DEL BENEFICIARIO
CODIFICACION	DEBITOS	CREDITOS	C.I. RIF.
ELEBORADO POR	REVISADO	APROBADO	CONTABILIZADO

Venecredit97

Grupo: G000000223/MANUFACTURA DE PAPEL C.A.(MANPA) 29/4/03 10.56.24

Estados de Cuenta

Dia	Concepto	Referencia	Cargos	Abonos	Saldo	CR*
17	CH DEPOSITADO EN B.V.C	000000000000820588	3.253.380,00			
17	IMPUESTO DEBITO BANCARIO	000000000000820588	32.533,80			
17	CH DEPOSITADO EN B.V.C	000000000000820614	520.721,00			
17	IMPUESTO DEBITO BANCARIO	000000000000820614	5.207,21			
17	TRASPASO DE CTA. CORRIENTE	000001056358101963		3.811.842,01		•
20	CHEQUE POR COMPENSACION	000000000000820610	1.940.000,00			
20	IMPUESTO DEBITO BANCARIO	000000000000820610	19.400,00			
20	NOMINA VC97	000000700110302889	74.332.036,90			
20	IMPUESTO DEBITO BANCARIO	000000700110302889	743.320,37			
20	COMISION POR ABONO NOMINA	000001010510302889	4.100,00			
20	IMPUESTO DEBITO BANCARIO	000001010510302889	41,00			
20	N/D TESORERIA	000000000057487246	10.000,00			
20	IMPUESTO DEBITO BANCARIO	000000000057487246	100,00			
20	N/C TESORERIA	000000000058487245		150.000.000,00		
20	TRASPASO A CUENTA CORRIENTE	000001012757101963	72.951.001,73			•
21	CHEQUE POR COMPENSACION	000000000000205791	200.238,00			
21	IMPUESTO DEBITO BANCARIO	000000000000205791	2.002,38			
21	CHEQUE POR COMPENSACION	000000000000217854	500.595,00			
21	IMPUESTO DEBITO BANCARIO	000000000000217854	5.005,95			
21	CHEQUE POR COMPENSACION	000000000000820608	200.238,00			
21	IMPUESTO DEBITO BANCARIO	000000000000820608	2.002,38			
21	CH CAJA AG. EL ROSAL	000000000000820616	2.307.855,00			
21	IMPUESTO DEBITO BANCARIO	000000000000820616	23.078,55			
21	CH DEPOSITADO EN B.V.C	000000000000978549	2.117.673,90			
21	IMPUESTO DEBITO BANCARIO	000000000000978549	21.176,74			
21	SERV.TRANSP. CUSTODIA VALOR	000000011704706344	10.000,00			
21	IMPUESTO DEBITO BANCARIO	000000011704706344	100,00			
21	CH DEPOSITADO EN B.V.C	000000000000820615	2.950.000,00			
21	IMPUESTO DEBITO BANCARIO	000000000000820615	29.500,00			
21	TRASPASO DE CTA. CORRIENTE	000001056358101963		8.369.465,90		•
24	DEP. AG. LAS DELICIAS	000000000062121718		65.060.053,80		
24	CH DEPOSITADO EN B.V.C	000000000000432203	8.000.000,00			
24	IMPUESTO DEBITO BANCARIO	000000000000432203	80.000,00			
24	CH CAJA AGENCIA CHACAO	000000000000805825	77.500,00			
24	IMPUESTO DEBITO BANCARIO	000000000000805825	775,00			
24	CH DEPOSITADO EN B.V.C	000000000000432208	35.000.000,00			
24	IMPUESTO DEBITO BANCARIO	000000000000432208	350.000,00			
24	TRASPASO DE CTA. CORRIENTE	000001056358101963		43.508.275,00	65.060.053,80	•
25	CHEQUE POR COMPENSACION	000000000000432201	7.000.000,00			

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, April 29, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION

Present.

We do hereby comply with informing you that this company, in its General Shareholders' Meeting held on April 25, 2003 agreed to continue as an Authorized Capital Company (S.A.C.A.) establishing as Authorized Capital double of the Capital Subscribed and Paid-in, that is FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY MILLION ONE HUNDRED EIGHTY-EIGHT THOUSAND FOUR HUNDRED EIGHTY BOLIVARS (Bs.45,880,188,480.00).

We make this participation in view that such agreement does not require to be registered with the National Securities Commission.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

President.

<u>Translator's Note</u>:

At the upper right margin there is a wet seal that reads as follows: "National Securities Commission. 03 April 29 PM2:36 FILE RECEIVED."--

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 8th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO J. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

..l Papel Imprimir, Escribir, Embalar
..nos (043) 401224 - 401121
..sión Higiénicos
..léfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ver
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve


COMISION NACIONAL DE VALORES
03 APR 29 PM
ARCHIVO
RECIBIDO

Caracas, 29 de abril de 2003

Señores
COMISION NACIONAL DE VALORES
Presente

Por medio de la presente cumplimos en informarles que esta compañía, en su **Asamblea General Ordinaria de Accionistas** celebrada el día **25 de abril de 2003**, acordó continuar con la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en CUARENTICINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLÍVARES (Bs. 45.880.188.480,oo).

Participación que hacemos en virtud de que dicho acuerdo no requiere ser inscrito en el Registro Nacional de Valores.

Atentamente,

...UFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo